Exhibit 99.3

April 26, 2013

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, Ontario
M5H 3S8

Dear Sirs/Mesdames:

Re:               Grandview Gold Inc.

We have reviewed the information contained in the Change of Auditor Notice of Grandview Gold Inc. dated April 26, 2013 (the “Notice”). Based on our knowledge as of the date hereof, we agree with the statements contained in the Notice. We have no basis to agree or disagree with the comments in the notice relating to PricewaterhouseCoopers LLP, Chartered Accountants.

Yours truly,

McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants
Licensed Public Accountants

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